Exhibit 99.1

1Q 21 Risk and capital management Pillar 3 First quarter of 2021

Contents Objective 1 Key indicators 1 Prudential Metrics and Risk Management 2 KM1: Key metrics at consolidated level 2 OVA: Bank risk management approach 3 Scope and main characteristics of risk management 3 Risk and Capital Governance 4 Risk Appetite 4 Risk Culture 5 Stress Testing 5 Recovery Plan 6 Capital Adequacy Assessment 7 Capital Adequacy 7 OV1: Overview of risk-weighted assets (RWA) 8 Links between financial statements and regulatory exposures 9 LIA: Explanations of differences between accounting and regulatory exposure amounts 9 LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial 10 statement categories with regulatory risk categories LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial 10 statements PV1: Prudent valuation adjustments (PVA) 11 Institutions that comprise the Financial Statement of Itaú Unibanco Holding 12 Non Consolidated Institutions 14 Material Entities 15 Composition of Capital 15 CCA: Main features of regulatory capital instuments 15 CC1: Composition of regulatory capital 16 CC2: Reconciliation of regulatory capital to balance sheet 18 Macroprudential Indicators 19 CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the 19 Countercyclical Capital Buffer GSIB1: Disclosure of G-SIB indicators 19 Leverage Ratio 20 LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) 20 LR2: Leverage ratio common disclosure 20 Liquidity Ratios 21 LIQA: Liquidity Risk Management Information 21 Framework and Treatment 21 LIQ1: Liquidity Coverage Ratio (LCR) 22 LIQ2: Net Stable Funding Ratio (NSFR) 23 Credit Risk 24 CRA: Qualitative information on credit risk management 24 CR1: Credit Quality of Assets 25 CR2: Changes in Stock of defaulted loans and debts securities 25 CRB: Additional disclosure related to the credit quality of assets Credit risk mitigation 25 Exposure by industry 26 Exposure by remaining maturity 26 Overdue exposures 26 Exposure by geographical area in Brazil and by country 27 Largest debtors exposures 27 Restructured exposures 27

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques 28 CR3: Credit Risk mitigation techniques – overview 28 CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects 29 CR5: Standardized Approach – exposures by asset classes and risk weights 29 Counterparty Credit Risk (CCR) 30 CCRA: Qualitative disclosure related to CCR 30 CCR1: Analysis of CCR exposures by approach 30 CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights 30 CCR5: Composition of collateral for CCR exposures 31 CCR6: CCR associated with credit derivatives exposures 31 CCR8: CCR associated with Exposures to central counterparties 31 Securitization Exposures 32 SECA: Qualitative disclosure requirements related to securitisation exposures 32 SEC1: Securitisation exposures in the banking book 32 SEC2: Securitisation exposures in the trading book 32 SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – 32 bank acting as originator or as sponsor SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor 33 Market Risk 34 MRA: Qualitative disclosure requirements related to market risk 34 MR1: Market risk under standardized approach 35 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) 35 MR2: RWA flow statements of market risk exposures under an IMA 37 Exposures subject to market risk 37 MR3: IMA values for trading portfolios 38 MR4: Comparison of VaR estimates with gains/losses 38 Backtesting 38 Total Exposure associated with Derivatives 39 IRRBB 40 IRRBBA: IRRBB risk management objectives and policies 40 Framework and Treatment 40 IRRBB1 – Quantitative information on IRRBB 42 Other Risks 43 Insurance products, pension plans and premium bonds risks 43 Social and Environmental Risk 43 Model Risk 44 Regulatory or Compliance Risk 44 Reputational Risk 44 Country Risk 46 Business and Strategy Risk 46 Contagion Risk 46 Operational Risk 47 Crisis Management and Business Continuity 47 Independent Validation of Risk Models 48 Glossary of Acronyms 49 Glossary of Regulations 52

Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through BCB Resolution nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital and the compensation of management members1. The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy. The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº 4,557. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on March 31, 2021, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 11.3% 13.0% 14.5% December 31, 2020: 11.5% December 31, 2020: 13.2% December 31, 2020: 14.5% Common Equity Tier I Tier I Total Capital R$ 121,025 million R$ 139,552 million R$ 155,280 million December 31, 2020: R$ 119,960 million December 31, 2020: R$ 137,157 million December 31, 2020: R$ 151,244 million RWA R$ 1,072,193 million December 31, 2020: R$ 1,042,207 million Tier I Capital Ratio

Risk and Capital Management – Pillar 3

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

On March 31, 2021, the Total Capital (PR) reached R$ 155,280 million, R$ 139,552 million of Tier I and R$ 15,728 million of Tier II.

R$ million	03/31/2021	12/31/2020	09/30/2020	06/30/2020	03/31/2020
Available capital (amounts)					
Common Equity Tier 1 (CET1)	121,025	119,960	113,910	108,119	107,668
Tier 1	139,552	137,157	132,272	126,214	124,980
Total capital	155,280	151,244	146,894	140,650	139,218
Excess of capital committed to adjusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,072,193	1,042,207	1,068,739	1,040,622	1,043,517
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	11.3%	11.5%	10.7%	10.4%	10.3%
Tier 1 ratio (%)	13.0%	13.2%	12.4%	12.1%	12.0%
Total capital ratio (%)	14.5%	14.5%	13.7%	13.5%	13.3%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) [(1)]	1.25%	1.25%	1.25%	1.25%	2.5%
Countercyclical buffer requirement (%) [(2)]	0.0%	0.0%	0.0%	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) [(3)]	2.25%	2.25%	2.25%	2.25%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	4.1%	4.1%	3.3%	3.1%	1.6%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	1,918,231	1,903,298	1,914,229	1,853,479	1,743,174
Basel III leverage ratio (%)	7.3%	7.2%	6.9%	6.8%	7.2%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	356,222	343,174	328,202	283,267	186,705
Total net cash outflow	186,513	176,355	168,331	158,126	112,841
LCR (%)	191.0%	194.6%	195.0%	179.1%	165.5%
Net Stable Funding Ratio					
Total available stable funding	990,197	956,033	932,718	892,597	811,680
Total required stable funding	792,199	758,907	754,386	728,795	695,135
NSFR (%)	125.0%	126.0%	123.6%	122.5%	116.8%

[(1)] For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

[(2)] The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion and currently is set to zero (BACEN Communication No. 36,830/21),. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

[(3)] The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,193.

The Total Capital Ratio reached 14.5% on March 31, 2021, maintaining the same level when compared to December 31, 2020. The mainly positive effects are the net income in the period and the issuance of Tier 2 Subordinated Notes offset by the increase in the Credit Risk Weighted Assets and in the prudential adjustments.

Besides, Itaú Unibanco has a R$ 69,505 million capital excess in relation to its minimum required Total Capital. It corresponds to 650 basis points above the minimum requirement (8%) and higher than the Capital Buffer requirement of 225 basis points (R$ 24.124 million). Considering the Capital Buffers, the capital excess would be 425 basis points.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 In December 2020, Itaú Unibanco Holding issued R$ 2.1 billion in Financial Subordinated Notes. These Financial Subordinated Notes have a repurchase option as from 2025 and were approved by BACEN for the composition of Tier 2 Capital, according to the eligible value, with an increase of 0.20 p.p. in its Basel Ratio. In January 2021, Itaú Unibanco Holding issued US$ 500 million in Subordinated Notes with maturity term of 10 years and 3 months. These notes were approved by BACEN for the composition of Tier 2 Capital, with an increase of 0.25 p.p. in its Basel Ratio. The fixed assets ratio shows the commitment percentage of the adjusted Referential Equity with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted PR, established by BACEN. On March 31, 2021, fixed assets ratio reached 23.1%, showing a surplus of R$ 41.805 million. OVA – Bank risk management approach Scope and main characteristics of risk management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring of capital and risk. The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk culture: the institution’s risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item “Risk Culture”; • Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution’s reputation. Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress 3 Itaú Unibanco

Risk and Capital Management – Pillar 3 test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, Itaú Unibanco has corporate bodies that perform delegated duties in the risk and capital management, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and to ensure the accordance with the established rules and procedures. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Risk Appetite Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. 4 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO). Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussions and actions on the institution’s risks, and each and everyone’s responsibility for risk management. Besides the risk management policies, procedures and processes, the institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation. Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. 5 Itaú Unibanco

Risk and Capital Management – Pillar 3 Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II. Institution’s essential services: activities, operations or services which discontinuity could compromise the bank’s viability; III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. 6 Itaú Unibanco

Risk and Capital Management – Pillar 3 Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery plans; • Preparation of management and regulatory reports. By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907. The result of the last ICAAP, which includes stress tests – dated as of December 2020 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position. Capital Adequacy Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco’s capital to support business growth, the Total Capital levels were maintained above the minimum requirements. 7 Itaú Unibanco

Risk and Capital Management – Pillar 3

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	03/31/2021	12/31/2020	03/31/2021
Credit Risk: standardized approach	**963,403**	**921,934**	**77,073**
Credit risk (excluding counterparty credit risk)	820,024	778,153	65,602
Counterparty credit risk (CCR)	45,217	45,674	3,618
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,544	27,119	2,204
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	17,673	18,555	1,414
Credit valuation adjustment (CVA)	6,960	5,960	557
Equity investments in funds - look-through approach	6,950	4,897	556
Equity investments in funds - mandate-based approach	-	623	-
Equity investments in funds - fall-back approach	1,265	716	101
Securitisation exposures - standardized approach	1,174	1,506	94
Amounts below the thresholds for deduction	81,813	84,405	6,545
Market risk	**26,764**	**27,481**	**2,141**
Of which: standardized approach	33,455	34,351	2,676
Of which: internal models approach (IMA)	25,227	22,362	2,018
Operational risk	**82,026**	**92,792**	**6,562**
Total	**1,072,193**	**1,042,207**	**85,776**

The increase of R$ 29,986 million in the Risk-Weighted Assets (RWA) was mainly driven by the Credit Risk Weighted Assets (RWA_{CPAD}) due to an increase in the loan portfolio during the period, especially in the wholesale banking segment, and the foreign exchange variation.

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Risk and Capital Management – Pillar 3 Links between financial statements and regulatory exposures LIA: Explanations of differences between accounting and regulatory exposure amounts The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions. Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below. The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others. The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management. The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams. The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit. In the line Other Differences of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts. 9 Itaú Unibanco

Risk and Capital Management – Pillar 3

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							03/31/2021
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	**2,087,728**	**1,857,593**	**1,463,882**	**352,637**	**7,006**	**308,173**	**29,768**
Cash	39,369	39,285	39,285	-	-	10,541	-
Interbank investments	252,251	251,125	73,067	178,058	-	8,133	-
Securities and derivative financial instruments	734,593	510,000	423,185	73,927	7,006	116,712	**1,581**
Interbank accounts	137,254	137,255	127,725	-	-	-	**9,530**
Interbranch accounts	322	322	-	-	-	-	**322**
Loan, lease and other credit operations	687,447	688,302	680,256	-	-	63,398	**8,046**
Other receivables	233,326	228,220	117,279	100,652	-	109,389	**10,289**
Deferred tax assets	-	63,723	53,582	-	-	-	10,141
Sundry	-	164,497	63,697	100,652	-	109,389	148
Other assets	3,166	3,085	3,085	-	-	-	-
Permanent assets	**37,089**	**59,530**	**35,940**	-	-	-	**23,590**
Investments	16,517	40,259	29,921	-	-	-	10,338
Real estate	6,405	5,915	5,915	-	-	-	-
Goodwill and Intangible assets	14,167	13,356	104	-	-	-	13,252
Goodwill	-	3,872	-	-	-	-	3,872
Intangible assets	-	9,380	-	-	-	-	9,380
Other	-	104	104	-	-	-	-
Total assets	**2,124,817**	**1,917,123**	**1,499,822**	**352,637**	**7,006**	**308,173**	**53,358**
Liabilities							
Current and Long-term Liabilities	**1,969,123**	**1,761,372**	-	**285,826**	-	**205,545**	**1,475,546**
Deposits	821,379	826,548	-	-	-	43,899	826,548
Deposits received under securities repurchase agreements	261,774	265,329	-	244,378	-	2,237	20,951
Funds from acceptances and issuance of securities	140,351	140,351	-	-	-	17,124	140,351
Interbank accounts	52,518	52,518	-	-	-	-	52,518
Interbranch accounts	9,094	9,098	-	-	-	171	9,098
Borrowings and onlending	88,393	88,393	-	-	-	9,072	88,393
Derivative financial instruments	73,615	73,201	-	41,448	-	3,127	31,753
Technical provision for insurance, pension plan and capitalization	220,441	-	-	-	-	-	-
Provisions	17,137	16,714	-	-	-	-	16,714
Allowance for financial guarantees provided	802	802	-	-	-	-	802
Other liabilities	283,619	288,418	-	-	-	129,915	288,418
Deferred tax liabilities	-	3,198	-	-	-	-	3,198
Sundry	-	285,220	-	-	-	129,915	285,220
Deferred income	**3,346**	**3,378**	-	-	-	-	**3,378**
Total liabilities	**1,972,469**	**1,764,750**	-	**285,826**	-	**205,545**	**1,478,924**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million, at the end of the period					03/31/2021
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	1,863,765	1,499,822	352,637	7,006	308,173
Liabilities carrying value amount under regulatory scope of consolidation	285,826	-	285,826	-	205,545
Total net amount under regulatory scope of consolidation	1,577,939	1,499,822	66,811	7,006	102,628
Off-balance sheet amounts	160,403	133,517	26,886	-	-
Differences in valuations	-	-	-	-	-
Other differences	87,567	(7,507)	95,074	-	-
Exposure amounts considered for regulatory purposes	**1,825,909**	**1,625,832**	**188,771**	**7,006**	**102,628**

10

Itaú Unibanco

Risk and Capital Management – Pillar 3 PV1: Prudent valuation adjustments (PVA) R$ million 03/31/2020 Interest Of which: In Of which: In Equity FX Credit Commodities Total the trading the banking rates book book Closeout uncertainty, of which:—2—41—43 3 40 Closeout cost—2—35—37 3 34 Concentration ——6—6—6 Early termination—18—18—36—36 Model risk—107—89—196 3 193 Operational risk — — — — Investing and funding costs — — — — Unearned credit spreads — — — — Future administrative costs — — — — Other — — — — Total adjustment—127—148—275 6 269 11 Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country[2]	% Equity share on capital
A1 Hedge Orange Master Fundo de Investimento Multimercado	Brazil	100.00%
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	98.34%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Banco Itauleasing S.A.	Brazil	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercadc	Brazil	100.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Brazil	100.00%
Fundo em Direitos Creditórios Cielo Emissores I	Brazil	89.99%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.29%
Goal Performance	Argentina	100.00%
Goal Performance II	Argentina	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	34.16%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	34.15%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	34.27%
Itaú CorpBanca	Chile	39.22%
Itaú CorpBanca Colombia S.A.	Colombia	34.16%
Itaú CorpBanca New York Branch	United States	39.22%
Itaú Corredores de Bolsa Limitada	Chile	39.22%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	94.38%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	34.44%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%

[1] As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

[2] The institutions operate in their respective countries of origin.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country [2]	% Equity share on capital
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.90%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.66%
Kinea II Macro Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Oportunidade FI RF Credito Privado	Brazil	54.31%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
MCC S.A. Corredores de Bolsa	Chile	100.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
RedeCard S.A.	Brazil	100.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

[1] As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

[2] The institutions operate in their respective countries of origin.

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Aj II Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	57.95%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	39.22%
Itaú Asesorías Financieras Limitada	Chile	39.22%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V.	Uruguay	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	31.37%
Itaú Corredores de Seguros S.A.	Chile	39.22%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Europa Luxembourg S.A.	Luxembourg	100.00%
Beta Correspondente e Tecnologia Ltda.[2]	Brazil	100.00%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Participação Ltda.	Brazil	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros Paraguay S.A.[3]	Paraguay	100.00%

[1] The institutions operate in their respective countries of origin.

[2] Current denomination of Itaú Gestão de Vendas Ltda.

[3] Current denomination of Providencia S.A. de Seguros.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Itaú Seguros S.A.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
Itauseg Seguradora S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Itaú Unibanco Comercializadora de Energia Ltda.(2)	Brazil	100.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
MCC Asesorias SpA	Chile	100.00%
Mundostar S.A.	Uruguay	100.00%
Nevada Woods S.A.	Uruguay	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	39.22%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
Topaz Holding Ltd.	Cayman Islands	100.00%
Tulipa S.A.	Brazil	100.00%
Uni-Investment International Corporation	Cayman Islands	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Soluções em Informatica LTDA.	Brazil	52.96%

[1] The institutions operate in their respective countries of origin.
[2] Current denomination of Linear Comercializadora de Energia Ltda.

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Conglomerate.

Non Consolidated Institutions

Non consolidated Institutions	Country [1]	% Equity share on capital
BSF Holding S.A.	Brazil	49.00%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.47%
Conectcar Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A.	Brazil	20.00%
Kinea Private Equity Investimentos S.A.	Brazil	80.00%
Olímpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	52.65%
Rias Redbanc S.A	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%
XP Inc.	Cayman Islands	41.00%

[1] The institutions operate in their respective countries of origin.

14

Itaú Unibanco

Risk and Capital Management – Pillar 3

Material entities

Total assets, stockholders' equity, country and the activities of the material entities that are not consolidated in the regulatory scope, are as follows:

R$ million			03/31/2021		12/31/2020	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	3,912	398	3,982	398
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	2,321	2,270	2,257	2,188
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	2,661	1,974	2,607	1,874
Itaú International Holding Limited	United Kingdom	Holding	4	4	5	4
Itaú Seguros S.A.	Brazil	Insurance	6,057	1,866	6,138	1,909
Itaú Vida e Previdência S.A.	Brazil	Pension plan	217,210	2,949	220,652	3,182
Itauseg Participações S.A.	Brazil	Non financial institution holding company	10,695	10,690	10,955	10,902
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	30,115	29,354	29,365	27,146
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,524	2,474	2,520	2,468

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution No. 4,192 in articles 17, item XV, or 20, item X, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- The treasury, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;
- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and
- The Investor Relations area will communicate the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3".

15

Itaú Unibanco

Risk and Capital Management – Pillar 3

CC1: Composition of regulatory capital

		03/31/2021	
		Value (R$ Thousand)	**Balance Sheet Reference**
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	97,148,000	(k)
2	Revenue reserves	43,808,326	(l)
3	Other revenue and other reserve	51,156	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	11,325,274	(j)
6	**Common Equity Tier I before regulatory adjustments**	**152,332,756**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	275,754	
8	Goodwill (net of related tax liability)	4,827,353	(e)
9	Intangible assets	9,379,601	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	4,394,573	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(272,776)	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	532,765	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	6,006,095	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	6,164,737	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	3,376,513	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	2,788,224	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**31,308,102**	
29	**Common Equity Tier I**	**121,024,654**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	18,397,061	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	18,397,061	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	130,641	
35	*Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect*	-	
36	Additional Tier I Capital before regulatory adjustments	18,527,702	

16

Itaú Unibanco

Risk and Capital Management – Pillar 3

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**18,527,702**	
45	**Tier I**	**139,552,356**	
Tier II: instruments			
46	Instruments eligible for Tier II	11,697,657	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	3,944,513	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	85,708	
49	*Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect*	-	
51	**Tier II before regulatory adjustments**	**15,727,878**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**15,727,878**	
59	**Referential Equity (Tier I + Tier II)**	**155,280,234**	
60	**Total risk-weighted assets**	**1,072,192,783**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**11.3%**	
62	**Tier I Ratio**	**13.0%**	
63	**BIS Ratio**	**14.5%**	
64	**Additional Capital Buffers (% of RWA)**	**2.25%**	
65	Of which: capital conservation buffer requirement	1.25%	
66	Of which: bank-specific countercyclical buffer requirement	0.0%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	**Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)**	**4.1%**	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	1,131,163	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	9,943,035	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	20,714,355	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	*Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect*	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	*Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect*	3,944,513	
85	*Amount excluded from Tier II due to the line 84 limit*	35,500,614	

17

Itaú Unibanco

Risk and Capital Management – Pillar 3

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			03/31/2021
Consolidated Balance Sheet [1]	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Assets			
Current assets and Long-term receivables	2,087,728	1,857,593	
Cash	39,369	39,285	
Interbank investments	252,251	251,125	
Securities and derivative financial instruments	734,593	510,000	
Interbank accounts	137,254	137,255	
Interbranch accounts	322	322	
Loan, lease and other credit operations	687,447	688,302	
Other receivables	233,326	228,220	
Deferred tax assets	-	63,723	(b) / (c)
Sundry	-	164,497	(b) / (d)
Other assets	3,166	3,085	
Permanent assets	37,089	59,530	
Investments	16,517	40,259	(a) / (e) / (f)
Real estate	6,405	5,915	
Goodwill and Intangible assets	14,167	13,356	
Goodwill	-	3,872	(e)
Intangible assets	-	9,380	(h) / (i)
Other	-	104	
Total assets	**2,124,817**	**1,917,123**	
Liabilities			
Current and Long-term Liabilities	1,969,123	1,761,372	
Deposits	821,379	826,548	
Deposits received under securities repurchase agreements	261,774	265,329	
Funds from acceptances and issuance of securities	140,351	140,351	
Interbank accounts	52,518	52,518	
Interbranch accounts	9,094	9,098	
Borrowings and onlending	88,393	88,393	
Derivative financial instruments	73,615	73,201	
Technical provision for insurance, pension plan and capitalization	220,441	-	
Provisions	17,137	16,714	
Allowance for financial guarantees provided	802	802	
Other liabilities	283,619	288,418	
Deferred tax liabilities	-	3,198	(b) / (c)
Sundry	-	285,220	(d)
Deferred income	3,346	3,378	
Non-controlling interest in subsidiaries	11,979	11,898	(j)
Stockholders' equity	**140,369**	**140,475**	
Capital	97,148	97,148	(k)
Other Revenues and Other Reserves	(1,199)	51	(m)
Revenue reserves	44,953	43,808	(l)
(Treasury shares)	(533)	(533)	(n)
Total liabilities and stockholders' equity	**2,124,817**	**1,917,123**	

[1] Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

[2] Prudential information that is presented in the Template CC1 of this document.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million | **03/31/2021**

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,368,872	570,715		-
Luxembourg	0.50%	1,833	1,176		-
Norway	1.00%	365	248		-
Hong Kong	1.00%	120	120		-
Sum[1]		1,371,190	572,259		
Total[2]		**1,726,779**	**817,270**	**-**	**-**

[1] Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.

[2] Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.

[3] Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, will be available on the website www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3", within the period stipulated by BACEN Circular 3.751/15.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

As required by BACEN Circular Letter 3,706, Itaú Unibanco monthly reports to BACEN the Leverage Ratio, which minimum requirement is of 3%.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	03/31/2021	12/31/2020
Total consolidated assets as published financial statements	2,124,817	2,112,586
Adjustment from differences of consolidation	(207,694)	(210,852)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	1,917,123	1,901,734
Adjustments for derivative financial instruments	27,259	21,996
Adjustment for securities financing transactions (ie repos and similar secured lending)	15,668	17,004
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	138,588	128,409
Other adjustments	(180,407)	(165,845)
Total Exposure	**1,918,231**	**1,903,298**

LR2: Leverage ratio common disclosure

R$ million	03/31/2021	12/31/2020
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,541,514	1,472,209
Adjustments for equity items deducted in the calculation of Tier I	(38,263)	(35,246)
Total exposure shown in the Balance Sheet	**1,503,251**	**1,436,963**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	35,580	39,619
Potential future gains from derivatives transactions	13,426	12,010
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(6,838)	(5,502)
Reference value for credit derivatives	22,195	16,355
Adjustment of reference value calculated for credit derivatives	(3,996)	(2,294)
Total exposure for derivative financial instruments	**60,367**	**60,188**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	178,058	237,669
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	15,667	17,005
Amount of counterparty credit risk in transactions as intermediary	22,300	23,064
Total exposure for repurchase transactions and securities lending	**216,025**	**277,738**
Off-balance sheet items		
Reference value of off-balance sheet transactions	427,756	394,021
Adjustment for application of FCC specific to off-balance sheet transactions	(289,168)	(265,612)
Total off-balance sheet exposure	**138,588**	**128,409**
Capital and Total Exposure		
Tier I	**139,552**	**137,157**
Total Exposure	**1,918,231**	**1,903,298**
Leverage Ratio		
Basel III Leverage Ratio	**7.3%**	**7.2%**

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Liquidity Ratios LIQA: Liquidity Risk Management Information Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses. In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution’s risk appetite. The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution’s risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators. The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL—LCR) and the Long Term Liquidity Statement (DLP—NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support: • Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions; • Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators; • Reports and graphs that describe risk positions; • Concentration indicators of funding providers and time. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section “Itaú Unibanco”, under “Corporate Governance”, “Rules and Policies”, “Reports”. 21 Itaú Unibanco

Risk and Capital Management – Pillar 3

LIQ1: Liquidity Coverage Ratio (LCR)

	03/31/2021 [1]		12/31/2020 [1]	
	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		**356,221,955**		**343,173,952**
Cash Outflows [4]				
Retail deposits and deposits from small business customers, of which:	**437,630,944**	**38,379,043**	**419,224,248**	**36,640,083**
Stable deposits	225,272,797	11,263,640	219,508,612	10,975,431
Less stable deposits	212,358,147	27,115,403	199,715,636	25,664,652
Unsecured wholesale funding, of which: :	**312,048,042**	**137,819,582**	**304,576,741**	**133,902,894**
Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,087,942	54,397	1,087,943	54,397
Non-operational deposits (all counterparties)	308,830,829	135,635,914	302,083,965	132,443,664
Unsecured debt	2,129,271	2,129,271	1,404,833	1,404,833
Secured wholesale funding		**19,532,903**		**19,500,532**
Additional requirements, of which:	**263,405,481**	**32,865,519**	**263,380,052**	**34,711,729**
Outflows related to derivative exposures and other collateral requirements	36,302,252	16,996,734	45,560,951	19,837,130
Outflows related to loss of funding on debt products	1,081,317	1,081,317	899,898	899,898
Credit and liquidity facilities	226,021,912	14,787,468	216,919,203	13,974,701
Other contractual funding obligations	**71,657,640**	**71,657,640**	**67,084,973**	**67,084,973**
Other contingent funding obligations	**127,602,820**	**22,194,867**	**126,795,864**	**17,811,618**
Total Cash Outflows		**322,449,554**		**309,651,829**
Cash Inflows [4]				
Secured lending (eg reverse repos)	186,142,060	1,237,499	224,849,423	1,834,771
Inflows from fully performing exposures	35,767,315	22,824,152	31,230,277	19,581,578
Other cash inflows	126,163,864	111,875,114	124,631,499	111,880,233
Total Cash Inflows	**348,073,239**	**135,936,765**	**380,711,199**	**133,296,582**
		Total Adjusted Value[5]		**Total Adjusted Value[5]**
Total HQLA		**356,221,955**		**343,173,952**
Total net cash outflows		**186,512,789**		**176,355,247**
Liquidity Coverage Ratio (%)		**191.0%**		**194.6%**

[1] Corresponds to 61 daily average observations at 1Q21 and 63 daily at 4Q20

[2] Total balance off the cash inflows or outflows

[3] After aplication of weighting factors

[4] Potential cash outflows (Outflows ,) and inflows (inflows ,)

[5] Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 356.2 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 186.5 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is191.0%, above the limit of 100%, and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

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Risk and Capital Management – Pillar 3

LIQ2: Net Stable Funding Ratio (NSFR)

03/31/2021	Value per residual effective maturity term (R$ thousand)				
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	Weighted Value [2] (In thousand R$)
Available Stable Funding (ASF) [3]					
Capital	-	-	-	207,096,653	207,096,653
Reference Equity, gross of regulatory deductions	-	-	-	152,645,725	152,645,725
Other capital instruments not included in line 2	-	-	-	54,450,928	54,450,928
Retail Funding:	205,705,911	255,824,340	4,040,628	19,084,199	449,558,771
Stable Funding	125,068,921	103,908,605	238,105	217,951	217,972,800
Less Stable Funding	80,636,990	151,915,735	3,802,523	18,866,248	231,585,971
Wholesale Funding:	69,260,238	580,540,546	72,233,586	127,063,464	329,751,410
Operational deposits and deposits of member cooperatives	4,424,956	-	-	-	2,212,477
Other Wholesale Funding	64,835,282	580,540,546	72,233,586	127,063,464	327,538,933
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	72,620,871	8,679,913	696,444	-
Other liabilities, in which:	91,434,502	138,990,116	34,218	3,773,266	3,790,375
Derivatives whose replacement values are lower than zero		20,571,558	-	-	
Other liability or equity elements not included above	91,434,502	118,418,558	34,218	3,773,266	3,790,375
Total Available Stable Funding (ASF)					990,197,209
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					22,752,392
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	3,445,123	386,342,233	93,681,105	456,310,754	538,775,655
Performing loans to financial institutions secured by Level 1 HQLA	-	44,068,267	-	135,446	4,542,273
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,202,956	37,725,467	3,163,972	29,210,422	37,132,110
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	242,167	267,734,548	71,430,591	261,018,347	335,789,072
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	4,439,940	2,885,961
Performing residential mortgages, of which:	-	15,471,808	12,985,989	74,933,346	69,942,476
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	55,892,519	41,761,381
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	21,342,143	6,100,553	91,013,193	91,369,724
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	79,360,113	8,027,975	1,144,043	-
Other assets, in which:	82,125,032	166,444,299	9,425,203	101,350,572	211,549,054
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.		-	-	26,807,984	22,786,787
Derivatives whose replacement values are higher than or equal to		18,400,290	-	2,256,442	2,256,442
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,169,495	1,169,495
All other assets not included in the above categories	82,125,032	148,044,009	9,425,203	71,116,651	185,336,330
Off-balance sheet transactions	473,055,384	7,621,780			19,121,555
Total Required Stable Funding (RSF)					792,198,656
NSFR (%)					125.0%

[1] Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).

[2] Corresponds to the amount after application of weighting factors.

[3] Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value 03/31/2021 [1]	Total Adjusted Value 12/31/2020 [1]
Total Available Stable Funding (ASF)	990,197,209	956,032,752
Total Required Stable Funding (RSF)	792,198,656	758,907,175
NSFR (%)	**125.0%**	**126.0%**

[1] Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 990.2 billion in the first quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 792.2 billion in the first quarter, which are mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 125.0%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Credit Risk CRA: Qualitative information on credit risk management Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “Other Risks”. 24 Itaú Unibanco

Risk and Capital Management – Pillar 3 In compliance with CMN Resolution 4,557, the document “Public Access Report—Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section “Itaú Unibanco”, under “Corporate Governance”, “Rules and Policies”, “Reports”. CR1: Credit Quality of Assets R$ million 03/31/2021 Gross carrying values of Allowances, Unearned Revenues and ECL Defaulted Non- defaulted Net values (a+b-c) accounting provision exposures (a) exposures (b) (c) Loans 24,737 819,527 131,370 712,894 Debt Securities 295 429,778 5,047 425,026 in which: Sovereigns—275,489 647 274,842 in which: Other Debts 295 154,289 4,400 150,184 Off-balance sheet exposures—424,100 802 423,298 Total 25,032 1,673,405 137,219 1,561,218 CR2: Changes in Stock of defaulted loans and debts securities R$ million Total Defaulted loans and debt securities at end of the previous reporting period (12/31/2020) 23,982 Loans and debt securities that have defaulted since the last reporting period 9,938 Amount returned to non-defaulted status (537) Amount written off (7,105) Other changes (1,246) Defaulted loans and debt securities at end of the reporting period (03/31/2021) 25,032 CRB: Additional disclosure related to the credit quality of assets The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. In these tables are informed the breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total overdue exposures segregated by residual maturity, the total restructured exposures and the percentage of the ten and one hundred largest exposures are also reported. 25 Itaú Unibanco

Risk and Capital Management – Pillar 3

Exposure by industry

Total Exposure

R$ million	03/31/2021	
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**972,155**	**1,014,564**
Public sector	**338,473**	**339,380**
Energy	2,562	2,562
Petrochemical and Chemical	3,441	3,532
Sundry	332,470	333,286
Private sector	**633,682**	**675,184**
Sugar and Alcohol	9,369	9,869
Agribusiness and Fertilizers	28,663	29,551
Food and Beverage	30,528	31,762
Banks and Other Financial Institutions	63,352	64,028
Capital Assets	9,784	10,280
Pulp and Paper	4,120	4,219
Electronic and IT	14,859	15,582
Packaging	5,065	5,316
Energy and Sewage	39,473	39,785
Education	6,649	7,056
Pharmaceuticals and Cosmetics	17,898	18,425
Real Estate Agents	44,300	47,505
Entertainment and Tourism	11,774	14,328
Wood and Furniture	7,030	7,669
Construction Material	8,732	9,430
Steel and Metallurgy	13,349	14,122
Media	1,264	1,305
Mining	9,902	10,246
Infrastructure Work	15,187	16,100
Oil and Gas	13,377	13,975
Petrochemical and Chemical	18,532	19,038
Health Care	10,356	10,823
Insurance and Reinsurance and Pension Plans	149	152
Telecommunications	9,825	10,056
Clothing and Footwear	6,700	7,493
Trading	3,930	4,095
Transportation	35,453	38,016
Domestic Appliances	4,221	4,307
Vehicles and Autoparts	24,732	26,035
Third Sector	3,798	3,849
Publishing and Printing	2,837	3,221
Commerce - Sundry	45,658	49,076
Industry - Sundry	13,141	13,278
Sundry Services	62,943	72,242
Sundry	36,732	42,950
Individuals	**589,063**	**683,873**
Total	**1,561,218**	**1,698,437**

Total defaulted loans and debt securities

R$ million	03/31/2021	
	Portfolio	
	Defaulted Exposures	Expected Credit Loss
Companies	**7,400**	**3,456**
Public sector	-	-
Energy	-	-
Petrochemical and Chemical	-	-
Sundry	-	-
Private sector	**7,400**	**3,456**
Sugar and Alcohol	49	(12)
Agribusiness and Fertilizers	148	93
Food and Beverage	292	136
Banks and Other Financial Institutions	39	29
Capital Assets	79	47
Pulp and Paper	10	6
Electronic and IT	206	21
Packaging	7	4
Energy and Sewage	9	-
Education	97	54
Pharmaceuticals and Cosmetics	141	64
Real Estate Agents	604	426
Entertainment and Tourism	749	345
Wood and Furniture	157	97
Construction Material	112	49
Steel and Metallurgy	218	9
Media	7	2
Mining	15	13
Infrastructure Work	101	68
Oil and Gas	99	43
Petrochemical and Chemical	66	34
Health Care	40	18
Insurance and Reinsurance and Pension Plans	-	-
Telecommunications	37	29
Clothing and Footwear	231	130
Trading	100	77
Transportation	248	130
Domestic Appliances	22	9
Vehicles and Autoparts	263	116
Third Sector	1	-
Publishing and Printing	121	51
Commerce - Sundry	1,056	540
Industry - Sundry	22	12
Sundry Services	1,265	735
Sundry	789	81
Individuals	**17,632**	**9,003**
Total	**25,032**	**12,459**

Exposure by remaining maturity

R$ million				03/31/2021
Remaining maturities of transactions (Net values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
375,498	78,426	461,032	297,357	1,212,313

[1] Do not consider the amount of credits to be released.

R$ million				03/31/2021
Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
402,623	82,652	520,530	343,539	1,349,344

Overdue exposures

R$ million	03/31/2021
	Gross Portfolio
	Overdue amounts [1]
Less than 30 days	7,939
31 to 90 days	11,171
91 to 180 days	10,935
181 to 365 days	12,503
above 365 days	1,594
Total	**44,141**

[1] According to Circular Letter 4,068, the table follows the same scope as table CR1.

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Risk and Capital Management – Pillar 3

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		03/31/2021
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	669,305	745,661
South	100,944	115,058
North	17,523	22,280
Northeast	83,206	98,922
Midwest	47,327	54,768
National territory[1]	1,091,702	1,206,772
Brazil	**1,193,147**	**1,312,143**
Argentina	6,525	6,980
Chile	196,099	202,926
Colombia	46,440	55,809
United States	24,543	24,851
Paraguay	16,934	17,247
United Kingdom	19,120	19,353
Swiss	3,701	3,701
Uruguay	23,475	23,831
Other	31,234	31,596
Foreign	**368,071**	**386,294**
Total	**1,561,218**	**1,698,437**

(1) Considers Brazilian treasury bonds.

Total defaulted loans and debt securities

R$ million		03/31/2021
	Portfolio	
	Defaulted exposures	Expected Credit Loss
Southeast	13,910	6,376
South	2,522	1,219
North	655	319
Northeast	3,188	1,722
Midwest	1,411	686
National territory[1]	21,391	10,525
Brazil	**21,686**	**10,322**
Argentina	57	38
Chile	2,524	1,494
Colombia	576	450
United States	-	-
Paraguay	104	85
United Kingdom	-	-
Swiss	-	-
Uruguay	77	62
Other	8	8
Foreign	**3,346**	**2,137**
Total	**25,032**	**12,459**

Largest debtors exposures

R$ million		03/31/2021
Loans, Debt Securities and Off-balance sheet exposures (CR1)[(1)]	**Exposure**	**% of portfolio**
10 largest debtors	345,513	22.3%
100 largest debtors	483,113	31.2%

(1) According to Circular Letter 4,068, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million		03/31/2021
	Overdue	**Others**
Restructured Exposures	5,136	19,267

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Risk and Capital Management – Pillar 3

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be personal, real, legal structures with mitigating power and offsetting agreements.

For guarantees to be considered as credit risk mitigating instruments, they must comply with the requirements and rules that regulate them, whether internal or external, and they must be legally exercisable (effective), enforceable and regularly evaluated. For real guarantees, legal structures with mitigating power and offsetting agreements, the mitigation is based on methodologies established and approved by the business units responsible for the management of credit risk and the centralized area of credit risk control. Such methodologies consider factors related to the legal enforceability of guarantees, the necessary costs and the expected value in the execution, taking into account the volatility and liquidity of the market. Additionally, the concentration of these instruments in the loan portfolio is regularly monitored.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates.

The information related to the possible concentration associated with credit risk mitigation considers different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to general requirements.

Regarding to real guarantees, it is segregated by type:

- Financial collaterals
- Bilateral contracts
- Assets

Regarding to personal guarantees, it is segregated by provider:

- Legal entities (Public and private companies)
- Multilateral Development Entities (EMD)
- Financial Institution
- Sovereigns
- National Treasury or Central Bank

Regarding derivatives, it is segregated by provider:

- Legal entities
- Multilateral Development Entities (EMD)
- Financial Institution
- Sovereigns

CR3: Credit Risk mitigation techniques – overview [(1)]

R$ million					03/31/2021
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	630,245	75,518	7,261	68,257	-
Debt securities	416,826	246	246	-	-
Off-balance sheet exposures	129,955	4,041	479	3,562	-
Other Exposures	361,863	5,240	5,240	-	-
Total	1,538,889	85,045	13,226	71,819	-
Of which defaulted	5,199	522	1	521	-

(1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.

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Increase in credit granting observed in retail, corporate and mortgage loans. In debt securities, the main variation comes from exposures to governments and central banks.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million						03/31/2021
	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	On- balance sheet amount (a)	Off- balance sheet amount (b)	On- balance sheet amount (c)	Off- balance sheet amount (d)	RWA (e)	Off- balance sheet amount [e/(c+d)]
Sovereigns and their central banks	531,242	-	531,242	-	15,546	3%
Non-central government public sector entities	4,941	78	4,941	39	3,900	78%
Multilateral development banks	320	-	320	-	-	0%
Banks and other Financial Institutions authorized by Brazil Central Bank	116,152	4,033	116,152	1,591	40,981	35%
Corporates	382,674	118,330	382,674	65,771	399,375	89%
Regulatory retail portfolios	257,372	295,483	257,372	62,527	220,241	69%
Secured by residential property	91,760	2,649	91,760	2,649	33,979	36%
Secured by commercial real estate	184	259	184	259	221	50%
Equity stake	23,826	-	23,826	-	23,274	98%
Other assets	81,467	2,332	81,467	1,160	82,507	100%
Total	**1,489,938**	**423,164**	**1,489,938**	**133,996**	**820,024**	**50%**

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million	Risk weight (FPR)									03/31/2021
Asset classes	0%	10%	20%	35%	50%	75%	85%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	507,180	-	172	-	18,559	-	-	3,526	1,805	531,242
Non-central government public sector entities	184	-	23	-	523	-	4,109	141	-	4,980
Multilateral development banks	320	-	-	-	-	-	-	-	-	320
Banks and other Financial Institutions authorized by Brazil Central Bank	2,048	-	56,759	3,067	54,626	-	-	1,243	-	117,743
Corporates	8,794	-	-	-	15,574	-	214,879	208,579	619	448,445
Regulatory retail portfolios	8,839	-	-	-	43,542	263,701	-	-	3,817	319,899
Secured by residential property	-	-	-	88,273	6,062	-	-	-	74	94,409
Secured by commercial real estate	-	-	-	-	443	-	-	-	-	443
Equity stake	-	-	-	-	-	-	3,684	20,142	-	23,826
Other assets	120	-	-	-	-	-	-	82,507	-	82,627
Total	**527,485**	**-**	**56,954**	**91,340**	**139,329**	**263,701**	**222,672**	**316,138**	**6,315**	**1,623,934**

The increase in total exposures in tables CR4 and CR5 occurred mainly in the retail, corporates, mortgage loans and securities issued by governments and central banks.

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Risk and Capital Management – Pillar 3

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its exposure to this risk, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco also uses the potential credit risk (PCR), interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The counterparty credit risk exposures are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					03/31/2021
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	17,790	7,908	1.4	35,977	27,259
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				459,933	13,202
Total					**40,461**

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)								03/31/2021
Counterparties	**0%**	**10%**	**20%**	**50%**	**75%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	135,736	-	1	-	-	-	-	-	-	135,737
Non-central government public sector entities	-	-	-	-	-	49	20	-	-	69
Multilateral development banks	5,000	-	-	-	-	-	-	-	-	5,000
Banks and other Financial Institutions authorized by Brazil Central Bank	83,055	-	543	16,617	-	-	3	-	-	100,218
Corporates	218,936	-	-	-	-	18,903	14,895	-	-	252,734
Regulatory retail portfolios	-	-	-	-	-	-	-	-	-	-
Other Counterparties	1,101	-	-	67	-	-	984	-	-	2,152
Total	**443,828**	**-**	**544**	**16,684**	**-**	**18,952**	**15,902**	**-**	**-**	**495,910**

In the tables CCR1 and CCR3 there was a decrease in the exposure of repo operations mainly in central governments and central banks and in corporates.

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Risk and Capital Management – Pillar 3

CCR5: Composition of collateral for CCR exposures

R$ million						03/31/2021
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	4,887	-	-	175,410	245,053
Cash - other currencies	-	-	122	6,405	2,648	7,082
Domestic sovereign debt	-	-	1,281	-	229,537	175,458
Government agency debt	-	-	5,108	2	3,078	2,731
Corporate bonds	-	-	1,425	-	23,943	135
Equity securities	-	-	-	-	1,376	16
Other collateral	-	-	894	-	-	8
Total	**-**	**4,887**	**8,830**	**6,407**	**435,992**	**430,483**

CCR6: CCR associated with credit derivatives exposures

R$ million		03/31/2021
	Protection bought	Protection sold
Notionals		
Single-name credit default swaps	4,119	11,118
Index credit default swaps	28	142
Total return swaps	-	10,935
Total notionals	**4,147**	**22,195**
Fair values	**138**	**(175)**
Positive fair value (asset)	154	102
Negative fair value (liability)	(16)	(277)

CCR8: CCR associated with exposures to central counterparties

R$ million		03/31/2021
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		4,756
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	13,260	314
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	11,856	285
(iii) Securities financing transactions	1,376	28
(iv) Netting sets where cross-product netting has been approved	28	1
Segregated initial margin	-	
Non-segregated initial margin	12,866	4,413
Pre-funded default fund contributions	70	29
Exposures to non-QCCPs (total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-

Reduction of the non-segregated guarantee portfolio to the central counterparties (QCCP).

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Securitization Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco occasionally coordinates the issuance of securities in the capital market aiming the securitization of its own assets. In 2020, there were operations in which credits that were accounted for in the balance sheet were totally or partially securitized. In these cases, credits from conglomerate clients were acquired and were subsequently securitized to institutional investors with an appetite for doing so.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitization market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitizations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitization credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In the first semester of 2020, credit assets were sold in the amount of R$ 1 billion, without substantial retained risks, to a Receivables Investment Fund. In the past 12 months, Itaú Unibanco did not assign exposures with substantial risk retention, which have been honored, repurchased or written-off as losses.

SEC1: Securitisation exposures in the banking book

R$ million | 03/31/2021

	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	159	-	159
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	152	-	152
other retail exposures	-	-	-	-	-	-	7	-	7
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	1,052	-	1,052
loans to corporates	-	-	-	-	-	-	1,052	-	1,052
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

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Risk and Capital Management – Pillar 3

SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor

R$ million | 03/31/2021

	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	1,159	-	-	52	1,159	52	524	650	42	52
Traditional securitisation	-	1,159	-	-	52	1,159	52	524	650	42	52
Of which securitisation	-	1,159	-	-	52	1,159	52	524	650	42	52
Of which retail underlying	-	157	-	-	2	157	2	74	23	6	2
Of which wholesale	-	1,002	-	-	50	1,002	50	450	627	36	50
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

33

Itaú Unibanco

Risk and Capital Management – Pillar 3 Market Risk MRA: Qualitative disclosure requirements related to market risk Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives; • Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitoring and avoiding the concentration of risks. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term. The market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); • Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value (“MtM—Mark to Market”); and • Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and 34 Itaú Unibanco

Risk and Capital Management – Pillar 3

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	03/31/2021
Risk factors	**RWA_{MPAD}**
Interest Rates	**29,238**
Fixed rate denominated in reais (RWA_{JUR1})	6,492
Foreign exchange linked interest rate (RWA_{JUR2})	10,761
Price index linked interest rate (RWA_{JUR3})	11,985
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**766**
Exchange rates (RWA_{CAM})	**1,163**
Commodity prices (RWA_{COM})	**2,288**
Total	**33,455**

There is a certain stability in the Market Risk-Weighted Assets under the standardized approach (RWA_{MPAD}) compared to the previous quarter, with the effect of the increase in interest exposure in the Brazilian market offset, almost entirely, by the reduction of interest exposure in external units.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the prudential conglomerate that are presented in the following table:

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Institution Model considered for Market Risk A1 Hedge Orange Master Fundo de Investimento Multimercado VaR and Stressed VaR Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR Banco Investcred Unibanco S.A. VaR and Stressed VaR Banco Itaú Argentina S.A. VaR and Stressed VaR Banco Itaú BBA S.A. VaR and Stressed VaR Banco Itaú Consignado S.A. VaR and Stressed VaR Banco Itaú Veículos S.A. VaR and Stressed VaR Banco ItauBank S.A. VaR and Stressed VaR Banco Itaucard S.A. VaR and Stressed VaR Banco Itauleasing S.A. VaR and Stressed VaR Dibens Leasing S.A.—Arrendamento Mercantil VaR and Stressed VaR Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento VaR and Stressed VaR Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado VaR and Stressed VaR Fundo De Invest Dir Creditórios Não Padron NPL II VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel VaR and Stressed VaR Fundo em Direitos Creditórios Cielo Emissores I VaR and Stressed VaR Fundo Fortaleza de Investimento Imobiliário VaR and Stressed VaR Fundo Kinea Ações VaR and Stressed VaR Goal Performance VaR and Stressed VaR Goal Performance II VaR and Stressed VaR Hipercard Banco Múltiplo S.A. VaR and Stressed VaR Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. VaR and Stressed VaR Iresolve Companhia Securitizadora de Créditos Financeiros S.A. VaR and Stressed VaR Itaú Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Bank & Trust Bahamas Ltd. VaR and Stressed VaR Itaú Bank & Trust Cayman Ltd. VaR and Stressed VaR Itaú Bank, Ltd. VaR and Stressed VaR Itaú BBA USA Securities Inc. VaR and Stressed VaR Itaú Cia. Securitizadora de Créditos Financeiros VaR and Stressed VaR Itaú Corretora de Valores S.A. VaR and Stressed VaR Itaú Distribuidora de Títulos e Valores Mobiliários S.A. VaR and Stressed VaR Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado VaR and Stressed VaR Itaú Unibanco Holding S.A. VaR and Stressed VaR Itaú Unibanco Holding S.A., Grand Cayman Branch VaR and Stressed VaR Itaú Unibanco S.A. VaR and Stressed VaR Itaú Unibanco S.A., Grand Cayman Branch VaR and Stressed VaR Itaú Unibanco S.A., Nassau Branch VaR and Stressed VaR Itaú Unibanco Veículos Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Valores S.A. VaR and Stressed VaR Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. VaR and Stressed VaR ITB Holding Ltd. VaR and Stressed VaR Kinea Ações Fundo de Investimento em Ações VaR and Stressed VaR Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações VaR and Stressed VaR Kinea CO-investimento Fundo de Investimento Imobiliario VaR and Stressed VaR Kinea I Private Equity FIP Multiestrategia VaR and Stressed VaR Kinea II Macro Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Kinea KP Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Kinea Oportunidade FI RF Credito Privado VaR and Stressed VaR Kinea Ventures FIP VaR and Stressed VaR Licania Fund Limited VaR and Stressed VaR Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento VaR and Stressed VaR Microinvest S.A. Soc. de Crédito a Microempreendedor VaR and Stressed VaR Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior VaR and Stressed VaR RedeCard S.A. VaR and Stressed VaR RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR RT Scala Renda Fixa—Fundo de Investimento em Cotas de Fundos de Investimento VaR and Stressed VaR RT Voyager Renda Fixa Crédito Privado—Fundo de Investimento VaR and Stressed VaR Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado VaR and Stressed VaR Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On 03/31/2021, VaR represented 46% of the capital requirement, while the stressed VaR represented 54%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models. In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for 36 Itaú Unibanco

Risk and Capital Management – Pillar 3

possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWA_{MINT} - 12/31/2020	**4,455**	**5,357**	**12,550**	**22,362**
Movement in risk levels	2,031	4,748	-	6,779
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	55	(2,325)	-	(2,270)
Other	-	-	(1,644)	(1,644)
RWA_{MINT} - 03/31/2021	**6,541**	**7,780**	**10,906**	**25,227**

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Itaú Unibanco

Risk and Capital Management – Pillar 3 The increase in the RWAMINT when compared to the previous quarter was mainly due to the increase in the risk levels of the positions held by Itaú Unibanco. MR3: IMA values for trading portfolios The following table presents the VaR and stressed VaR values determined by the internal market risk models. R$ million 03/31/2021 VaR (10 days, 99%) Maximum value 241 Average value 117 Minimum value 55 Quarter end 241 Stressed VaR (10 days, 99%) Maximum value 459 Average value 207 Minimum value 101 Quarter end 221 The quarter-end VaR and stressed VaR increased when compared to the previous quarter due to an increased exposure to interest rates. MR4: Comparison of VaR estimates with gains/losses Backtesting The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into: • Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): need for improvement actions. The following chart shows the comparison between VaR and actual and hypothetical results. 38 Itaú Unibanco

Risk and Capital Management – Pillar 3


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The Backtesting presented zero exceptions in relation to the hypothetical results and zero exceptions in relation to the actual results in the period. This number of exceptions falls within the green range.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading + Banking

R$ million **03/31/2021**

	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	117,621	(151,919)	19,797	(11,544)	50,305	(51,076)	70,890	(146,185)
Foreign Exchange	196,684	(187,938)	44,145	(52,914)	27,379	(34,981)	399,228	(377,440)
Equities	10,006	(11,182)	465	(855)	19	(4,720)	-	-
Commodities	1,619	(1,580)	-	(5)	-	(7)	-	-

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Itaú Unibanco

Risk and Capital Management – Pillar 3 IRRBBA: IRRBB risk management objectives and policies BACEN’s (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. For the purposes of this Circular, are defined: • â^†EVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • â^†NII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure â^†EVE and â^†NII. â^†EVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, â^†NII results indicate potential volatility in the projected interest rates results. In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco. Framework and Treatment Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for â^†EVE and â^†NII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The â^†EVE and â^†NII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing interest rate risk of the banking book, transactions subject to automatic options are 40 Itaú Unibanco

Risk and Capital Management – Pillar 3 calculated according to internal market models which split the products, as far as possible, into linear and nonlinear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for nonlinear payoffs an additional value is computed and added on the â^†EVE and â^†NII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments. The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082. The IRRBB model includes a series of premises: • â^†EVE and â^†NII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; • The medium-term repricing attributed to non-maturity deposits is defined as 1.24 years; • The maximum-term repricing attributed to non-maturity deposits is defined as 31.83 years. The article 39 of the circular defines the need to publish â^†EVE and â^†NII, using the standard shock scenarios described in article 11. Itaú Unibanco has opted to an additional disclosure of the metrics above, considering the internal scenarios, because of the understanding that the standard approach shocks and is application are too conservative. The institution understands that is owns internal scenarios, defined by statistical methodologies, which consider the interest rate historical distribution behavior represent in a more appropriate way the potential risk embedded in the interest rates volatility. Additionally, internal model is more adherent with the way Itaú Unibanco manages its own risks. The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios, and, also, in the internal scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses). • Parallel Up: increasing in the short-term and in the long-term interest rates; • Parallel Down: decreasing in the short-term and in the long-term interest rates; • Short-term increase: increasing in the short-term interest rates; • Short-term reduction: decreasing in the short-term interest rates; • Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates; 41 Itaú Unibanco

Risk and Capital Management – Pillar 3

- Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates;

IRRBB1 – Quantitative information on IRRBB

Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios[1]
(Losses are represented by positive values, while gains are represented by negative values between parentheses)

R$ million	03/31/2021				12/31/2020			
	ΔEVE		ΔNII		ΔEVE		ΔNII	
Scenarios	Standard[2] Shocks	Internal[3] Shocks	Standard[2] Shocks	Internal[3] Shocks	Standard[2] Shocks	Internal[3] Shocks	Standard[2] Shocks	Internal[3] Shocks
Parallel Up	6,942	2,465	1,469	274	7,434	4,211	(1,278)	(1,010)
Parallel Down	(7,386)	(1,511)	(1,391)	(140)	(9,304)	(1,899)	1,574	986
Short rate Up	5,224	1,858			5,536	2,900		
Short rate Down	(5,602)	(1,327)			(6,138)	(1,300)		
Steepener	(1,247)	(461)			(1,518)	(456)		
Flattener	3,024	903			2,874	789		
Maximum	**6,942**	**2,465**	**1,469**	**274**	**7,434**	**4,211**	**1,574**	**986**
Tier I	**139,552**				**137,157**			

[1] *Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876.*

[2] *Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876.*

[3] *Values are calculated using internal models and shocks , as per Art. 7º of Circular 3,876.*

The maximum variation of ΔEVE, with internal shocks, was R$ 2,465 millions as of March31, 2021, considering the Parallel Up Scenario shocks, a decrease of 41% when compared to December 31, 2020.

For the outlier test, the maximum variation of the ΔEVE, with standardized shocks was R$ 6,942 million as of March 31, 2021, corresponding to a potential loss of 5% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876).

The ΔNII, with internal shocks, for a horizon of a year, has maximum loss of R$ 274 million in the Parallel Up Scenario.

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Itaú Unibanco

Risk and Capital Management – Pillar 3 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities, according to CMN Resolution 4,327/14. The Social and Environmental Responsibility and Sustainability Policy (PRSA) establishes the guidelines, strategies and main principles for social and environmental management, starting from institutional issues, and addressing, through specific procedures, the most relevant risks to the institution’s operation. Mitigation actions on social and environmental risk are carried out through the mapping of processes, risks and controls, the monitoring of new regulations on the subject, and the listing of occurrences in internal databases. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco. The management of this risk is carried out by the first line of defense, business areas that manage it in their daily activities, following the PRSA guidelines, manuals and specific procedures supplemented by the specialized assessment of the dedicated teams of Corporate Compliance, Modeling and Credit Risk and Legal and Institutional department, which work integrated in the management of all the dimensions of Social and Environmental Risk linked to the conglomerate activities. Business units also have the governance for the approval of new products and services, which includes the social and environmental risk assessment, that ensures the compliance in the new products and processes employed by the institution, as well as with specific social and environmental processes applicable to the institution’s own operation (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Modeling and Credit Risk, Internal Controls, as well as Compliance, through the Social and Environmental Risk Management, which supports and ensures the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of the risk’s management, controls and governance. The Social and Environmental Risk Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for debating and deciding on institutional and strategic issues, as well as deciding 43 Itaú Unibanco

Risk and Capital Management – Pillar 3 on products, operations, services, among others, that involve Social and Environmental Risk, including Climate Risk. Itaú Unibanco constantly seeks to evolve in the management of social and environmental risk, always attentive to the challenges demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights –Ethos, the Equator Principles (EP), the Global Pact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), the Task Force on Climate-Related Financial Disclosures (TCFD), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Regulatory or Compliance Risk Regulatory or Compliance risk is the risk associated with any nature, financial losses or damage to reputation, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to the activities of the Conglomerate. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and codes of ethics. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank’s reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company’s staff or even the license to operate. The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the 44 Itaú Unibanco

Risk and Capital Management – Pillar 3 confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Policies and Procedures; • Client Identification Process; • Know Your Customer (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Compliance with Sanctions; • Monitoring, Selection and Analysis of Suspicious Operations or Situations; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and 45 Itaú Unibanco

Risk and Capital Management – Pillar 3 has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, to the monitoring of operations and thus the minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Contagion Risk Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports. It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers, controlled and related entities (as defined in Res. 4,693/18), investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products. 46 Itaú Unibanco

Risk and Capital Management – Pillar 3 Operational Risk Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Access Report—Integrated Operational Risk Management and Internal Controls”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. Crisis Management and Business Continuity Itaú Unibanco’s Business Continuity Program’s purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; 47 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: • Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. • Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. Considering the dependence that some processes have on third-party services, the Business Continuity Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. To assess the efficiency and identify points of improvement in contingency actions and crisis response plans, tests are carried out, whose frequency varies according to the plan (at least once a year). Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Historical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 48 Itaú Unibanco

Risk and Capital Management – Pillar 3 Glossary of Acronyms A • ASF – Available Stable Funding • AT1 – Additional Tier 1 Capital • AVA – Avaliação de Vulnerabilidade e Ameaças (Threats and Vulnerabilities Analysis) B • BACEN—Banco Central do Brasil (Central Bank of Brazil) • BCP – Business Continuity Plan • BCBS—Basel Committee on Banking Supervision • BIA – Business Impact Analysis • BIS – Bank for International Settlements C • CCF – Credit Conversion Factor • CCP – Non-Qualified Central Counterparty • CCR – Counterparty Credit Risk • CDP – Carbon Disclosure Project • CEM—Current Exposure Method • CEO—Chief Executive Officer • CET 1—Common Equity Tier I • CGRC—Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN—Conselho Monetário Nacional (National Monetary Council) • Comef—Comitê de Estabilidade Financeira (Financial Stability Committee) • CRI – Real State Receivables Certificate • CRM – Credit Risk Mitigation • CRO—Chief Risk Officer • CTAM – Comissão Técnica de Avaliação de Modelos (Technical Model Assessment Commission) • CVA—Credit Valuation Adjustment • CVM—Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) D • DLP—Long- Term Liquidity Statement • DRL—Liquidity Risk Statement • D-SIB—Domestic Systemically Important Banks • DV—Delta Variation E • EAD – Exposure at Default • ECL – Expected Credit Losses 49 Itaú Unibanco

Risk and Capital Management – Pillar 3 • EMD – Multilateral Development Entities • EP – Equator Principles • EVE – Economic Value of Equity F • FIDC – Credit Rights Investment Funds • FCC—Credit Conversion Factor • FPR—Fator de Ponderação de Risco (weighting factor) G • GAP—Gap Analysis • GDP—Gross Domestic Product • GHG – Greenhouse Gas Protocol • Greeks – Sensitivities to Various Risk Factors • G-SIB – Global Systemically Important Banks H • HQLA – High Quality Liquid Assets I • ICAAP – Internal Capital Adequacy Assessment Process • IMA – Internal Models Approach • IPV – Independent Price Verification • IRRBB – Interest Rate Risk in the Banking Book • IT – Information Technology K • KYC – Know your Customer • KYP – Know your Partner • KYS – Know your Supplier • KYE – Know your Employee L • LCR – Liquidity Coverage Ratio M • MtM—Mark to Market N • NII – Net Interest Income • NSFR – Net Stable Funding Ratio O • OTC – Over-the-Counter P 50 Itaú Unibanco

Risk and Capital Management – Pillar 3 • PR – Patrimônio de Referência (Total Capital) • PRI – Principles for Responsible Investments • PRSA – Política de Sustentabilidade e Responsabilidade Socioambiental (The Social and Environmental Responsability and Sustainability Policy) • PCR – Potential Credit Risk • PVA – Prudent Valuation Adjustments Q • QCCP – Qualified Central Counterparties R • RA – Leverage Ratio • RAS—Risk Appetite Statement • RSF – Required Stable Funding • RWA—Risk Weighted Assets • RWACPAD—Portion relating to exposures to credit risk • RWACPrNB—amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero • RWAMINT—Portion relating to exposures to market risk, using internal approach • RWAMPAD—Portion relating to exposures to market risk, calculated using standardized approach • RWAOPAD—Portion relating to the calculation of operational risk capital requirements S • SA – Joint-Stock Company • SA-CCR – Standardized Approach to Counterparty Credit Risk • SFN – Sistema Financeiro Nacional (National Financial System) • SFT – Securities Financing Transactions • SOC – Security Operation Center T • TCFD – Task Force on Climate-Related Financial Disclosures • TLAC – Total Loss-Absorbing Capacity • TVM—Títulos de valores mobiliários (Securities) V • VaR—Value at Risk 51 Itaú Unibanco

Risk and Capital Management – Pillar 3 Glossary of Regulations • BACEN Circular No. 3,354, of June 27th, 2007 • BACEN Circular No. 3,644, of March 4th, 2013 • BACEN Circular No. 3,646, of March 04th, 2013 • BACEN Circular No. 3,674, of October 31st, 2013 • BACEN Circular No. 3,748, of February 26th, 2015 • BACEN Circular No. 3,749, of March 05th, 2015 • BACEN Circular No. 3,751 of March 19th, 2015 • BACEN Circular No. 3,769, of October 29th, 2015 • BACEN Circular No. 3,809, of August 25th, 2016 • BACEN Circular No. 3,846, of September 13rd, 2017 • BACEN Circular No. 3,869, of December 19th, 2017 • BACEN Circular Letter No. 3,706 of May 05th, 2015 • BACEN Circular Letter No. 3,907 of September 10th, 2018 • BACEN Circular Letter No. 4,068 of July 7th, 2020 • BACEN Circular Letter No. 3,876 of January 31st, 2018 • BACEN Circular Letter No. 3,082 of January 30th, 2012 • BACEN Circular Letter No. 3,978 of January 23rd, 2020 • BACEN Communication No. 36.830, of March 2nd, 2021 • BCB Resolution No. 54, of December 16th, 2020 • CMN Resolution No. 4,192, of March 1st, 2013 • CMN Resolution No. 4,193, of March 1st, 2013 • CMN Resolution No. 4,327, of April 25th, 2014 • CMN Resolution No. 4,502, of June 30th, 2016 • CMN Resolution No. 4,557, of February 23rd, 2017 • CMN Resolution No. 4,589, of June 29th, 2017 • CMN Resolution No. 4,693, of October 29th, 2018 • CMN Resolution No. 4,783, of March 6th, 2020 52 Itaú Unibanco